Brian F. Leaf

(703) 456-8053

bleaf@cooley.com

VIA EDGAR

April 24, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Tracey McKoy
Terence O’Brien

Re:	Inovio Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
File No. 001-14888
Filed March 12, 2020

Ladies and Gentlemen:

On behalf of our client, Inovio Pharmaceuticals, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 14, 2020 (the “Comment Letter”), relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2019 (the “Form 10-K”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has submitted this response letter.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to page numbers of the 10-K.

Item 15. Exhibits, Financial Statements Schedules, page 81

1.

You disclose that you are collaborating with Beijing Advaccine Biotechnology Co. to advance the development of INO-4800, your new coronavirus vaccine candidate, and your goal is to produce up to one million doses of a potential vaccine by the end of 2020. If this agreement represents a material contract pursuant to Item 601(b)(10) of Regulation S-K, please file such contract as an exhibit or provide an analysis supporting your determination that you are not required to provide the contract.

Response: The Company respectfully advises the Staff that it does not believe that its license and collaboration agreement (the “BAB Agreement”) with Beijing Advaccine Biotechnology Co. and its affiliated entities (collectively, “Advaccine”) is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. In accordance with Item 601(b)(10)(ii)(B) of Regulation S-K, an agreement that was entered into in the ordinary course of business is not required to be filed as an exhibit unless it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent” (emphasis added).

The Company submits that the BAB Agreement is of the type that ordinarily accompanies the Company’s business of developing pharmaceutical product candidates and should therefore be deemed, pursuant to Item 601(b)(ii) of Regulation S-K, to have been made in the ordinary course of business. As described in detail in the Form 10-K, the Company’s corporate strategy is to advance, protect, and once approved, commercialize its novel DNA medicines to meet urgent and emerging global health needs. The Company is advancing an array of DNA medicine candidates that target HPV-related diseases, cancer and infectious diseases, including the disease known as Coronavirus Disease 2019, or COVID-19, caused by the SARS-CoV-2 virus. As shown on pages 2 and 67 of the Form 10-K, the Company has entered into collaborations with nearly 20 third parties to conduct clinical trials of the Company’s product candidates.

With respect to the clinical development of its coronavirus vaccine candidate, INO-4800, the Company intends to pursue the development of this candidate in the United States as well as in China and South Korea. The Company’s collaboration with Advaccine relates only to the conduct of clinical trials in China. As noted in the Company’s Current Report on Form 8-K filed on April 6, 2020, the Company has begun a Phase 1 clinical trial of INO-4800 in healthy volunteers at two sites in the United States. The clinical trial being conducted in the United States is being funded by grants from Coalition for Epidemic Preparedness Innovations (CEPI) and the Bill and Melinda Gates Foundation and is not being conducted in collaboration with Advaccine. By press release issued on April 16, 2020, the Company announced that it has received additional grant funding from CEPI to conduct a Phase 1/2 clinical trial of INO-4800 in South Korea. The planned clinical trial in South Korea is also not the subject of the Company’s collaboration with Advaccine.

As of the date hereof, the Company advises the Staff that the clinical trial of INO-4800 in China has not commenced. The Company entered into the BAB Agreement in January 2020 to leverage Advaccine’s clinical development expertise to run a Phase 1 trial in China in parallel with the Company’s clinical development efforts in the United States and South Korea. The Company and Advaccine will also collaborate to attract additional grant funding and further collaborations with larger vaccine companies in China. Under the BAB Agreement, the Company’s obligations are to, among other things, manufacture and supply INO-4800 for the planned clinical trial in China, while Advaccine is responsible for managing and conducting the planned clinical trial in accordance with the agreed-upon development plan, with the trial funding to be provided by the Company up to a specified amount that is not material to the Company. If clinical development of INO-4800 in China does progress beyond a Phase 1 clinical trial, pursuant to the terms of the Agreement the Company may, but is not obligated to, fund further clinical development or commercialization, if approved, of INO-4800 in China. In addition, the Company would share with Advaccine, in certain circumstances, a specified portion of any royalties and milestone payments that the Company may receive in consideration of licenses or other commercial rights granted to third parties specific to INO-4800 only in China.

The Company submits that its collaboration with Advaccine is of no more significance than any of the other collaborations for the Company’s other product candidates described in the Form 10-K. As the BAB Agreement (i) relates to development of INO-4800 only in China, (ii) does not involve any material financial obligations of the Company or, in the near term, any potential payments to the Company, (iii) is one of many collaboration agreements that ordinarily accompanies the type of business conducted by the Company and (iv) relates to just one of many product candidates being developed by the Company, the Company respectfully advises the Staff that it is not substantially dependent on the BAB Agreement and as a result does not consider it to a material contract within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

Please direct any questions or comments concerning the Form 10-K or this response letter to either the undersigned at (703) 456-8053 or Darah Protas at (202) 962-8332.

Very truly yours,

/s/ Brian F. Leaf
Brian F. Leaf

cc:	J. Joseph Kim, Inovio Pharmaceuticals, Inc.
Peter Kies, Inovio Pharmaceuticals, Inc
Jeffrey P. Libson, Cooley LLP
Darah G. Protas, Cooley LLP